EXHIBIT 12

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the nine months ended September 30, 2018

EARNINGS:
Earnings before income taxes	$262,523
Fixed charges	161,657
Add: Amortization of capitalized interest	596
Less: Interest capitalized	—
Earnings available for fixed charges (A)	$424,776

FIXED CHARGES:
Interest and other financial charges	$127,529
Portion of rents representing interest expense	34,128
Total fixed charges (B)	$161,657

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.63